WES CONSULTING, INC. 4801 96th Street North St. Petersburg, FL 33708 (866) 766-4367	June 29, 2007 Ms. Elaine Wolff, Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 4561 100 F Street, NE Washington D.C., 20549

Re:

Wes Consulting, Inc.

Request for Accelerated Effectiveness

File No. 333-141022

Dear Ms. Wolff:

On behalf of Wes Consulting, Inc. (the “Company”), I hereby request effectiveness of the Company’s 3rd Amended SB-2 Registration Statement.

By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Furthermore, upon the filing of the SB-2, I informed each and every security holder of the liabilities associated being listed as an underwriter and gave them the opportunity to withdraw from participating in the registration.  No security holder elected to withdraw, and each security holder acknowledged that they understood their exposure to “underwriter liability.”

Accordingly, we are requesting an effective date and time of July 5, 2007 at 9:00 a.m. This date and time have been selected to allow adequate time for review of this request by the Securities and Exchange Commission.

Should you have any questions please do not hesitate to call my attorney, Diane J. Harrison, Esq., of Harrison Law, P.A., at (941) 723-7564.

Sincerely,

/s/ Sanford Barber

Sanford Barber